Exhibit 12
Computation of Ratios of Earnings to Fixed Charges

	2003	2004	2005	2006	2007
Earnings:
Income before income taxes	$411,153	$647,432	$806,110	$1,126,616	$70,680
Interest expense	74,086	94,324	126,221	122,473	102,652
Rent expense	1,972	2,417	3,923	4,377	4,252
Amortization	2,689	1,085	1,079	1,096	1,102

	$489,900	$745,258	$937,333	$1,254,562	$178,686

Fixed charges:
Homebuilding
Interest incurred	$104,763	$113,452	$115,439	$141,266	$136,758
Rent expense	1,972	2,417	3,923	4,377	4,252
Amortization	2,689	1,085	1,079	1,096	1,102

	$109,424	$116,954	$120,441	$146,739	$142,112

Ratio	4.48	6.37	7.78	8.55	1.26